UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.         )*

NetLogic Microsystems, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64118B100 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64118B100	13G	Page 2 of 5 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ronald Steven Jankov
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:	5 Sole Voting Power – 1,428,658 shares 6 Shared Voting Power – 0 7 Sole Dispositive Power – 1,428,658 shares 8 Shared Dispositive Power – 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,428,658 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 8.1%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 64118B100	13G	Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer: The name of the issuer is NetLogic Microsystems, Inc. (the “Company”).

	(b)	Address of Issuer’s Principal Executive Offices: The principal executive offices of the Company are located at 1875 Charleston Road, Mountain View, CA 94043.

Item 2.	(a)	Name of Person Filing: The name of the filing person is Ronald Steven Jankov.

	(b)	Address of Principal Business Office or, if none, Residence: The business address for Mr. Jankov is c/o NetLogic Microsystems, Inc., 1875 Charleston Road, Mountain View, CA 94043.

	(c)	Citizenship:Mr. Jankov is a citizen of the United States of America.

	(d)	Title of Class of Securities: The title of the class of securities is Common Stock.

	(e)	CUSIP Number: The CUSIP number of the Common Stock is 64118B100.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable (this Schedule is being filed pursuant to Rule 13d-1(d))

Item 4.	Ownership.

The reporting person has been advised by the Company that, as of December 31, 2004, there were 17,581,480 shares of Common Stock issued and outstanding.

As of the date of this Schedule, Mr. Jankov had the right to acquire up to 125,000 shares of Common Stock pursuant to the exercise of stock options (regardless of whether such options were exercisable within 60 days of such date). The number of shares reported in Rows 5 – 11 of the cover page of this Schedule and in this Item 4 reflects such shares. Mr. Jankov disclaims beneficial ownership of such shares to the extent that, as of such date, Mr. Jankov does not have the right to acquire beneficial ownership of such shares within 60 days thereof.

	(a)	Amount beneficially owned: 1,428,658 shares of Common Stock (as of the date of this Schedule), of which 706,060 shares are held by Global Link I Capital, a charitable remainder unitrust. Mr. Jankov disclaims beneficial ownership of the shares held by Global Link I Capital except to the extent of Mr. Jankov’s pecuniary interest therein, and the inclusion of such shares in this Schedule shall not be deemed an admission of beneficial ownership for any purpose.

	(b)	Percent of class: 8.1%

CUSIP No. 64118B100	13G	Page 4 of 5 Pages

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,428,658 shares (see response to Item 4(a) above regarding 706,060 shares held by Global Link I Capital)

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,428,658 shares (see response to Item 4(a) above regarding 706,060 shares held by Global Link I Capital)

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances, the beneficiaries of Global Link I Capital, a charitable remainder unitrust, may be entitled to receive dividends from, or the proceeds from the sale of, certain shares reported on this Schedule. Such interests, however, do not relate to more than five percent of the class (i.e., Common Stock).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certification.
Not Applicable

CUSIP No. 64118B100	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2005

/s/ Ronald S. Jankov
Ronald S. Jankov